

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 2, 2006

<u>Via U.S. Mail and Fax</u>
Robert C. Lewis
Senior Vice President
Hughes Communications, Inc.
19 West 44th Street, Suite 507
New York, New York 10036

   Re: **Hughes Communications, Inc.**
      Amendment No. 2 to Form S-1
      Filed January 26, 2006
      File No. 333-130136

Dear Mr. Lewis:

  We have reviewed your filing and response letter filed on January 10, 2006 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Second Amendment to Form S-1</u>

<u>General</u>

1. We note your response to our prior comment 8, including the exhibits to that comment that were submitted to us on a supplemental basis. Please submit those exhibits on EDGAR as correspondence with your response to this comment letter.

Management, page 122

Directors and Executive Officers, page 122

2.   We note your disclosure that Messrs. Stephen H. Clark and Pradman P. Kaul are expected to be elected as directors prior to the distribution. Since Messrs. Clark and Kaul have not signed the registration statement, please file their consents to being named in the registration statement as about to become directors. See Rule 438 of Regulation C.

3.   Your disclosure in this section as to which positions will be held by particular people is confusing. For example, you list Mr. Jeffrey A. Leddy as your Director, Chief Executive Officer and President. You then disclose that you expect to elect Mr. Pradman P. Kaul as your Chief Executive Officer and President prior to the distribution. Does this mean that Mr. Leddy will no longer be employed by Hughes Communications in those positions, or at all? As another example, it is not clear if you will have a chairman of your board of directors. Please clarify your disclosure. In addition, tell us in your response letter whether you intend to fill your officer and director positions as planned prior to the effectiveness of the registration statement.

Director and Executive Compensation, page 125

2006 Equity and Incentive Plan

4.   We note your response to our prior comment 12. Please disclose the substance of your response to prior comment 12 and disclose throughout the prospectus how you intend to treat SkyTerra options in the distribution. To the extent that officers, directors and more than five percent beneficial holders will receive different treatment than other option holders, highlight this fact and any benefits that may result. Under the disclosure regarding director and executive officer compensation, disclose the amount of Hughes Communications options that will be granted to each director and named executive officer, including those that will be issued to replace the HNS bonus unit plan. Confirm that you have included the Hughes Communications options to be issued in connection with the distribution in the beneficial ownership table. Lastly, disclose the different treatment of stock options under "Certain Relationships and Related Party Transactions," and identify each person in that section who will receive the Hughes Communications options and the number of shares into which the options will be exercisable.

Alternate Prospectus for the Rights Offering

Material U.S. Federal Income Tax Consequences, page 23

5.	We note that, in the materials that you filed as exhibits 99.1 and 99.7, you discuss backup withholding on dividend payments that you may make on shares of common stock issued upon exercise of the rights. Please tell us what consideration you have given to providing disclosure regarding backup withholding in the prospectus.

Note 16. Basis of Presentation, page F-80

6.	We note your revised disclosure in response to prior comment 16. It appears that you have not provided all the information required by Question 4 of SAB Topic 1:B. Please revise to include an analysis of the activity in the capital contributions and distributions account and the average balance due to or from the parent for each period an income statement is presented. The analysis of the intercompany accounts should provide a summarized listing of transactions by type for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. For example summarize the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities.

Note 2. Organization, page F-89

7.	Disclose the number of Class A and Class B membership units issued as of the latest balance sheet date.

Note 4: Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-92

8.	We note that the Class B equity interests are subject to vesting requirements based upon certain performance milestones. Please revise the disclosure to describe the nature of the performance milestones that must be met to achieve vesting.

9.	We note your response to comment 18. Please disclose the number of bonus units granted to employees.

Exhibits

10.	Please note that, because you are registering the offer and sale of stock subscription rights on the Form S-1, you should include an opinion of counsel regarding the legality of those rights. Please file a legal opinion with your next amendment to the Form S-1, or, alternatively, provide us with a draft copy of the opinion for our review.

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Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc:　　Gregory A. Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP
Via Facsimile: (917) 777-2918